Pioneer Power Solutions, Inc. 8-K

Exhibit 3.1

Amendment to Bylaws of Pioneer Power Solutions, Inc.

Pursuant to Article VI of the Composite Certificate of Incorporation of Pioneer Power Solutions, Inc., a Delaware corporation (the “Company”), Article X of the Bylaws (as amended heretofore, the “Bylaws”) of the Corporation, and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the Bylaws of the Company are hereby amended as follows:

Section 2.5 of Article II (Stockholders’ Meetings) is hereby deleted in its entirety and replaced with the following Bylaw:

“Section 2.5 Quorum and Voting. (a) At all meetings of stockholders except where otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Shares, the voting of which at said meeting have been enjoined, or which for any reason cannot be lawfully voted at such meeting, shall not be counted to determine a quorum at said meeting. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly called or convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

(b) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the voting power represented at any meeting at which a quorum is present shall be valid and binding upon the corporation.”

IN WITNESS WHEREOF, these amendments to the Bylaws of Pioneer Power Solutions, Inc. are executed on January 17, 2022.

/s/ Walter Michalec

Name:	Walter Michalec

Title:	Corporate Secretary